Exhibit 12.1

Lam Research Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended March 27, 2016	Fiscal Years Ended
		June 28, 2015	June 29, 2014	June 30, 2013	June 24, 2012	June 26, 2011
Ratio of earnings to fixed charges[1]	10.0	11.0	12.6	2.1	6.2	72.4
Income before income taxes	$678,125	$740,850	$723,363	$66,658	$204,418	$800,876
Less: Income (loss) from equity investees	—	—	683	1,171	(246)	—
Add: Interest expense	74,124	73,682	61,692	60,408	38,962	5,380
Interest component of rental expense	874	647	760	759	638	5,839
Adjusted Earnings	$753,123	$815,179	$785,132	$126,654	$244,264	$812,095

[1]	For purposes of computing our ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes and cumulative effect of accounting change plus interest expensed; and fixed charges consist of interest expensed, interest capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness.